Exhibit (a)(1)(E)

SILGAN HOLDINGS INC.

OFFER TO PURCHASE FOR CASH

SHARES OF ITS COMMON STOCK FOR AN AGGREGATE PURCHASE PRICE OF $200 MILLION,

UP TO A MAXIMUM OF 3,652,968 SHARES

AT A PURCHASE PRICE NOT LESS THAN $54.75 PER SHARE

NOR GREATER THAN $58.50 PER SHARE IN A MODIFIED DUTCH AUCTION

THE OFFER AND YOUR RIGHT TO WITHDRAW YOUR SHARES WILL EXPIRE AT 5:00 P.M.,

NEW YORK TIME ON MARCH 10, 2015, UNLESS THE OFFER IS EXTENDED.

SILGAN HOLDINGS INC. MAY EXTEND THE OFFER PERIOD AT ANY TIME.

February 9, 2015

To Our Clients:

Enclosed for your consideration are the Offer to Purchase, dated February 9, 2015, and the related Letter of Transmittal in connection with the offer by Silgan Holdings Inc., a Delaware corporation (“Silgan”), to purchase for cash shares of its common stock, par value $0.01 per share, having an aggregate purchase price of, or as close as possible to without exceeding, $200 million, at a price not greater than $58.50 nor less than $54.75 per share, to the seller in cash, without interest (the “Offer”), as specified by stockholders tendering their shares, or such lesser amount of shares as are properly tendered.

Given the prices specified by tendering stockholders and the number of shares tendered and not properly withdrawn, Silgan will select the lowest purchase price per share specified by tendering stockholders (the “Selected Price”) that will enable Silgan to purchase shares of its common stock having an aggregate purchase price of, or as close as possible to without exceeding, $200 million or, if shares with an aggregate purchase price of less than $200 million are tendered at or below the maximum price of $58.50 per share, all shares that are properly tendered and not properly withdrawn. All shares acquired in the Offer will be purchased at the Selected Price.

Silgan’s Offer is being made upon the terms and subject to the conditions set forth in its Offer to Purchase, dated February 9, 2015, and in the related Letter of Transmittal which, together with the Offer to Purchase, as they may be amended and supplemented from time to time, constitute the Offer.

Only shares properly tendered at prices equal to or below the Selected Price and not properly withdrawn will be purchased. However, because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, all of the shares tendered at or below the Selected Price may not be purchased if shares of common stock having an aggregate purchase price of more than $200 million (as measured at the Selected Price) are properly tendered. All shares tendered and not purchased, including shares tendered at prices above the Selected Price and shares not purchased because of the “odd lot” priority, proration or the conditional tender procedures, will be returned at Silgan’s expense promptly following the expiration date. Silgan will not purchase fractional shares, and the total number of shares Silgan purchases will be rounded down to the largest number of whole shares that can be purchased for $200 million.

Silgan reserves the right, in its sole discretion, to purchase shares of common stock having an aggregate purchase price of more than $200 million pursuant to the Offer, subject to applicable law.

If the number of shares tendered at or below the Selected Price have an aggregate value in excess of $200 million, as measured at such Selected Price, Silgan will purchase shares at the Selected Price on a pro rata basis (subject to the “odd lot” priority as described in Section 1 of the Offer to Purchase and the considerations for conditional tenders as described in Section 6 of the Offer to Purchase) from all stockholders who properly tendered shares at or below the Selected Price, with appropriate adjustments to avoid purchases of fractional shares.

A tender of your shares can be made only by us as the holder of record and pursuant to your instructions. The Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender your shares held by us for your account.

Accordingly, please use the attached “Instruction Form” to instruct us as to whether you wish us to tender any or all of the shares we hold for your account on the terms and subject to the conditions of the Offer.

WE CALL YOUR ATTENTION TO THE FOLLOWING:

1. You may tender shares at prices not in excess of $58.50 nor less than $54.75 per share as indicated in the attached Instruction Form, in cash, without interest.

2. You should consult with your broker regarding the possibility of designating the priority in which your shares will be purchased in the event of proration.

3. The Offer is not conditioned upon any minimum number of shares being tendered or the receipt of financing. The Offer is, however, subject to various other conditions described in the Offer to Purchase.

4. The Offer and withdrawal rights will expire at 5:00 p.m., New York time, on March 10, 2015, unless Silgan extends the Offer.

5. The Offer is for shares of common stock having an aggregate purchase price of, or as close as possible to without exceeding, $200 million, or such lesser number of shares as are properly tendered and not withdrawn. At the minimum price of $54.75 per share in the Offer, Silgan will purchase a maximum of 3,652,968 shares, or approximately 5.8% of its outstanding common stock as of February 6, 2015, in the Offer. At the maximum price of $58.50 per share in the Offer, Silgan will purchase a maximum of 3,418,803 shares, or approximately 5.4% of its outstanding common stock as of February 6, 2015, in the Offer. Based on the foregoing calculations made as of February 6, 2015, if the Offer is fully subscribed, Silgan will have between 59,553,019 and 59,787,184 shares outstanding following the consummation of the Offer.

6. Tendering stockholders who are registered stockholders and who tender their shares directly to Computershare, as the depositary, will not be obligated to pay any brokerage commissions or fees, solicitation fees, or, except as set forth in the Offer to Purchase and the Letter of Transmittal, stock transfer taxes on Silgan’s purchase of shares under the Offer.

7. If you wish to tender portions of your shares at different prices, you must complete a separate Instruction Form for each price at which you wish to tender each portion of your shares. We must submit separate letters of transmittal on your behalf for each price you will accept.

8. The board of directors of Silgan has approved the Offer. However, none of Silgan’s management, its board of directors and executive officers, the information agent, the depositary or the dealer manager is making any recommendation to you as to whether you should tender or refrain from tendering your shares or as to what price or prices you should choose to tender your shares. Silgan is not making a recommendation as to whether you should tender shares in the Offer because it believes that you should make your own decision based on your views as to the value of Silgan’s shares, its prospects and anticipated capitalization following the Offer, as well as your liquidity needs, investment objectives and other individual considerations. Silgan’s directors and executive officers are entitled to participate in the Offer on the same basis as all other stockholders, and certain of Silgan’s directors and executive officers may tender shares in the Offer. Mr. Silver, Silgan’s co-founder and Non-Executive Co-Chairman of its board of directors, has informed Silgan that he currently does not intend to tender in the Offer any shares of Silgan’s common stock owned of record by him or over which he has sole or shared dispositive power. Other shares of Silgan’s common stock over which Mr. Silver has voting power pursuant to voting agreements and irrevocable proxies, which shares are consequently deemed beneficially owned by him but over which he does not have any dispositive power, may or may not be tendered in the Offer.

Mr. Horrigan, Silgan’s co-founder and Non-Executive Co-Chairman of its board of directors, has informed Silgan that he currently does not intend to tender in the Offer any shares of Silgan’s common stock owned of record or beneficially by him. The equity ownership of Silgan’s directors, including Messrs. Silver and Horrigan, and executive officers who do not tender their shares in the Offer will proportionally increase as a percentage of Silgan’s outstanding common stock following the consummation of the Offer.

9. If you wish to have us tender any or all of your shares, please so instruct us by completing, executing, detaching and returning to us the attached Instruction Form. If you authorize us to tender your shares, we will tender all such shares unless you specify otherwise on the attached Instruction Form.

Please forward your Instruction Form to us as soon as possible to allow us ample time to tender your shares on your behalf prior to the expiration of the Offer.

The Offer is being made solely under the Offer to Purchase and the related Letter of Transmittal and is being made to all record holders of shares. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares residing in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the securities, blue sky or other laws of that jurisdiction, provided that Silgan will comply with the requirements of Rule 13e-4(f)(8) promulgated under the Securities Exchange Act of 1934, as amended.

INSTRUCTION FORM

INSTRUCTIONS FOR TENDER OF SHARES OF SILGAN HOLDINGS INC.

By signing this Instruction Form you acknowledge receipt of our letter and the enclosed Offer to Purchase, dated February 9, 2015, and the related Letter of Transmittal in connection with the Offer by Silgan Holdings Inc., a Delaware corporation (“Silgan”), to purchase shares of its common stock, $0.01 par value per share. Silgan is offering to purchase shares of common stock having an aggregate purchase price of, or as close as possible to without exceeding, $200 million at a price not greater than $58.50 nor less than $54.75 per share, to the seller in cash, without interest (the “Offer”), as specified by stockholders tendering their shares, or such lesser amount of shares as are properly tendered. Silgan’s Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, which, as they may be amended or supplemented from time to time, together constitute the Offer.

This will instruct us to tender to Silgan, on your behalf, the number of shares indicated below (or if no number is indicated below, all shares) which are beneficially owned by you but registered in our name, upon the terms and subject to the conditions of the Offer.

Number of shares to be tendered:                 shares. (Unless otherwise indicated, it will be assumed that all shares held by us for your account are to be tendered.)

PRICE AT WHICH YOU ARE TENDERING

(See Instruction 5 to the Letter of Transmittal)

You must check one box and only one box if you want to tender your shares. If more than one box is checked or if no box is checked, your shares will not be properly tendered.

SHARES TENDERED AT A PRICE DETERMINED BY YOU:

By checking one of the following boxes below INSTEAD OF THE BOX UNDER “SHARES TENDERED AT A PRICE DETERMINED PURSUANT TO OUR OFFER,” you are tendering shares at the price checked. This action would result in none of your shares being purchased if the Selected Price is less than the price checked below. If you want to tender portions of your shares at more than one price, you must complete a separate Instruction Form for each price at which you tender shares. The same shares cannot be tendered at more than one price.

PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED

☐ $54.75	☐ $55.00	☐ $55.25	☐ $55.50
☐ $55.75	☐ $56.00	☐ $56.25	☐ $56.50
☐ $56.75	☐ $57.00	☐ $57.25	☐ $57.50
☐ $57.75	☐ $58.00	☐ $58.25	☐ $58.50

OR

SHARES TENDERED AT A PRICE DETERMINED PURSUANT TO OUR OFFER:

☐	By checking THIS ONE BOX INSTEAD OF ONE OF THE PRICE BOXES ABOVE, you are tendering shares and are willing to accept the Selected Price in accordance with the terms of its Offer. This action will maximize the chance of having Silgan purchase your shares (subject to the possibility of proration). Note that this could result in your receiving a price per share as low as $54.75.

CONDITIONAL TENDER

(See Instruction 13 to the Letter of Transmittal)

You may condition your tender of shares on Silgan purchasing a specified minimum number of your tendered shares, all as described in Section 6 of the Offer to Purchase. Unless the minimum number of shares you indicate below is purchased by Silgan in its Offer, none of the shares you tender will be purchased. It is your responsibility to calculate that minimum number of shares that must be purchased if any are purchased, and you are urged to consult your own tax advisor before completing this section. Unless the following box has been checked and a minimum number of shares specified, your tender will be deemed unconditional.

☐	The minimum number of shares that must be purchased, if any are purchased, is: shares.

If, because of proration, the minimum number of shares that you designated above will not be purchased, Silgan may accept conditional tenders by random lot, if necessary. However, to be eligible for purchase by random lot, you must have tendered all your shares and checked the following box:

☐	The tendered shares represent all shares held by me.

The method of delivery of this document is at the option and risk of the tendering stockholder. If you decide to make delivery by mail, we recommend you use registered mail with return receipt requested, properly insured. In all cases, sufficient time should be allowed to assure delivery.

SIGN HERE:

Signature(s):

Print Name(s):

Address(es):
(Include Zip Code)

Area Code and Telephone Number:

Taxpayer Identification or Social Security Number:

Date:

My Account Number With You: